Exhibit 99.2

Notification of interests of Directors and Connected Persons

1.	Name of Company

InterContinental Hotels Group PLC

2.	Name of Director

Sir Ian Maurice Gray Prosser

3.	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director

4.	Name of the registered holder

Sir Ian Maurice Gray Prosser

5.	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6.	Please state the nature of the transaction

Automatic Dividend Reinvestment in Single Company PEP

7.	Number of shares/amount of stock involved

41

8.	% of issued Class

Negligible

9.	Percentage of issued class

N/A

10.	Class of security

Ordinary shares of £1 each

11.	Price per share

£4.39

12.	Date of transaction

1st July 2003

13.	Date company informed

Notified by PEP provider on 31st October 2003

14.	Name of contact and telephone number for queries

Catherine Springett, 01753 410 242

15.	Name of authorised company officer responsible for making this notification

Catherine Springett, Head of Secretariat

16.	Date of Notification

3rd November 2003
Ends